RESULTS OF SHAREHOLDER VOTE
FOR THE WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

The Board of Trustees of Wilmington Funds (the "Trust"), on behalf of Wilmington Multi-Manager Alternatives Fund (the "Fund"), a series of the Trust, called a Special Meeting of Shareholders of the Fund (the "Meeting") to be held on November 30, 2016, to vote on two impor- tant proposals that affect the Fund.

During the Meeting, shareholders of the Fund were asked to vote on the following proposals: (i) to approve modifications of the Fund's fun* damental investment goal to read as follows: to achieve long-tenn growth of capital with lower volatility than the broader equity markets; and (ii) to approve reclassification of the Fund's investment goal from a fundamental policy to a non-fundamental policy.

All shareholders of record at the close of business on October 13, 2016 were entitled to attend or submit proxies. As of the record date, the Fund had 14,301.462 shares outstanding.

At the meeting. shareholders of the Fund approved the first proposal to the modifications of the Fund's fundamental investment goal. The results of the voting for the proposal were as follows:


Votes  For                 Votes Against              Votes Abstained

13,548,304                     2.964                     1,018


At the meeting, shareholders of the Fund disapproved the second proposal for the reclassification of the Fund's investment goal. The results of the voting for the proposal were as follows:


Votes  For                  Votes Against              Votes Abstained

154,142                     13,395,407                  2.737